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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

        •

Commission File Number 001-14956

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

BIOVAIL CORPORATION

        This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-92229 and 333-138697) of Biovail Corporation.

INDEX

Exhibit 99.1	Employment Agreement of Douglas J.P. Squires
Exhibit 99.2	Employment Agreement of Kenneth G. Howling
Exhibit 99.3	Employment Agreement of Eurgene N. Melnyk
Exhibit 99.4	Employment Agreement of Gilbert Godin
Exhibit 99.5	Employment Agreement of Greg Gubitz
Exhibit 99.6	Employment Agreement of Wendy A. Kelley
Exhibit 99.7	2007 Equity Compensation Plan
Exhibit 99.8	Amended and Restated 2004 Stock Option Plan
Exhibit 99.9	1993 Stock Option Plan, As Amended & Restated
Exhibit 99.10	Biovail Corporation Deferred Share Unit Plan for Canadian Directors
Exhibit 99.11	Biovail Corporation Deferred Share Unit Plan for US Directors
Exhibit 99.12	Biovail Laboratories International SRL Deferred Share Unit Plan

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOVAIL CORPORATION
Date: March 17, 2008
	By:	/s/ JENNIFER TINDALE Jennifer Tindale Vice President, Associate General Counsel

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INDEX
SIGNATURES